Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 5 DATED JUNE 17, 2013
TO THE PROSPECTUS DATED APRIL 15, 2013

This document supplements, and should be read in conjunction with, our prospectus dated April 15, 2013, as supplemented by Supplement No. 1 dated April 15, 2013, Supplement No. 2 dated May 1, 2013, Supplement No. 3 dated May 6, 2013, and Supplement No. 4 dated May 17, 2013, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 5 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 5 is to disclose:

•	the status of our public offering;

•	the additional financing of Deep Deuce at Bricktown Apartments, a residential property located in Oklahoma City, Oklahoma; and

•	our recent property acquisitions.
Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of June 7, 2013, we had received and accepted investors’ subscriptions for and issued 33,786,416 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $340,011,404. As of June 7, 2013, we had raised approximately $345,637,359 in gross offering proceeds in both our private and public offerings.
As of June 7, 2013, approximately 113,884,988 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of the date the SEC declares effective the registration statement relating to our follow-on offering or January 3, 2014.
Additional Financing of Deep Deuce at Bricktown Apartments
As previously disclosed, on March 28, 2013, we acquired a 294-unit multifamily residential community located in Oklahoma City, Oklahoma, referred to as Deep Deuce at Bricktown Apartments, or the Deep Deuce property, through SIR Deep Deuce, LLC, or SIR Deep Deuce, for an aggregate purchase price of $38,220,000, excluding closing costs. SIR Deep Deuce financed the payment of a portion of the purchase price for the Deep Deuce property through the assumption of an existing mortgage loan from Citibank, N.A., as Trustee for the Registered Holders of Wells Fargo Commercial Mortgage Securities, Inc., Multifamily Mortgage Pass-Through Certificates, Series 2011-K703, in the original principal amount of $24,200,000.
On May 31, 2013, SIR Deep Deuce obtained additional mortgage financing on the Deep Deuce property in the aggregate principal amount of $2,800,000 from Berkadia Commercial Mortgage LLC, or Berkadia, subject to Federal Home Loan Mortgage Corporation (Freddie Mac) sale and servicing guidelines, or the Deep Deuce supplemental loan, as evidenced by a Multifamily Note, or the Deep Deuce note, and pursuant to a Multifamily Loan and Security Agreement, or the Deep Deuce loan agreement. The Deep Deuce supplemental loan has a maturity date of April 1, 2018. SIR Deep Deuce paid a loan origination fee of $28,000 to Berkadia in connection with the Deep Deuce supplemental loan.
Interest on the outstanding principal balance of the Deep Deuce supplemental loan accrues at a fixed rate of 4.73% per annum and a monthly payment of principal and interest in the amount of $14,572 is due and payable on the first day of every calendar month commencing on July 1, 2013 and continuing until the maturity date as further described in the Deep Deuce note. SIR Deep Deuce may voluntarily prepay all of the unpaid principal balance of the Deep Deuce supplemental loan due to Berkadia under the Deep Deuce supplemental loan in accordance with the terms of the Deep Deuce note.

The performance of the obligations of SIR Deep Deuce under the Deep Deuce supplemental loan is secured by a Multifamily Mortgage, Assignment of Rents and Security Agreement, or the Deep Deuce mortgage, by SIR Deep Deuce to and for the benefit of Berkadia with respect to the Deep Deuce property.
SIR Deep Deuce will have no personal liability under the Deep Deuce note, the Deep Deuce loan agreement, Deep Deuce mortgage or any other loan document, collectively referred to as the “Deep Deuce loan documents,” for the repayment of the principal and interest and any other amounts due under the Deep Deuce loan documents or for the performance of any other obligations under the Deep Deuce loan documents; provided, however, SIR Deep Deuce will be personally liable to Berkadia for the repayment of a portion of the indebtedness under the Deep Deuce loan documents equal to any loss or damage suffered by Berkadia upon the occurrence of certain specified events. In connection with the Deep Deuce loan, we have absolutely and unconditionally guaranteed to Berkadia the full and prompt payment, when due, of all amounts, obligations and liabilities for which SIR Deep Deuce is personally liable under the Deep Deuce loan agreement.
Our Recent Property Acquisitions
As described in greater detail below, on May 31, 2013, we acquired Grayson Ridge, a multifamily community located in North Richland Hills, Texas, and Rosemont Olmos Park, a multifamily community located in San Antonio, Texas. In addition, on June 12, 2013, we acquired Watermark at Quail North, a multifamily community located in Oklahoma City, Oklahoma. With the acquisition of these three properties, we have invested approximately $770 million in 38 properties in ten states representing 8,503 units and 25,675 square feet of commercial space. Our first two properties were acquired in 2010, we added six properties in 2011, 22 properties in 2012, and have purchased eight additional properties in 2013.
Acquisition of Grayson Ridge
On May 31, 2013, we acquired from a third party seller a fee simple interest in a 240-unit multifamily residential community located in North Richland Hills, Texas, known as Grayson Ridge, or the Grayson Ridge property. We acquired the Grayson Ridge property through SIR Grayson Ridge, LLC, or SIR Grayson Ridge, a wholly-owned subsidiary of our operating partnership. SIR Grayson Ridge acquired the Grayson Ridge property for an aggregate purchase price of $14,300,000, excluding closing costs, which was funded with proceeds from our ongoing public offering.
An acquisition fee of approximately $289,000 was earned by our advisor in connection with the acquisition of the Grayson Ridge property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Grayson Ridge property was 6.25%.
The Grayson Ridge property is a 240-unit residential community constructed in 1988. The Grayson Ridge property is comprised of 16 two and three-story residential buildings and a clubhouse on approximately a 10-acre site. The apartments at the Grayson Ridge property consist of a mix of one and two-bedroom units averaging 760 square feet per unit. Average in-place monthly rent at the Grayson Ridge property was approximately $700 as of May 30, 2013. Unit amenities at the Grayson Ridge property include a walk-in closet, private balcony or patio and extra storage. In addition, select units have vaulted ceilings, a stackable washer and dryer, full-size washer and dryer connections, wood-burning fireplace and built-in bookshelves. Property amenities at the Grayson Ridge property include a clubhouse, swimming pool with fountains, heated spa, business center with shared library, 24-hour fitness center, basketball court, cyber cafe and coffee bar, poolside gourmet kitchen and laundry facilities. Occupancy at the Grayson Ridge property was 97.5% as of May 30, 2013. We have engaged Steadfast Management Company, Inc., or Steadfast Management, to serve as the property manager for the Grayson Ridge property.
Acquisition of Rosemont Olmos Park
On May 31, 2013, we acquired from a third party seller a fee simple interest in a 144-unit multifamily residential community located in San Antonio, Texas, known as Rosemont Olmos Park, or the Rosemont property. We acquired the Rosemont property through SIR Rosemont, LLC, or SIR Rosemont, a wholly-owned subsidiary of our operating partnership. SIR Rosemont acquired the Rosemont property for an aggregate purchase price of $22,050,000, excluding closing costs, which was funded with proceeds from our ongoing public offering.

An acquisition fee of approximately $444,000 was earned by our advisor in connection with the acquisition of the Rosemont property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Rosemont property was 5.57%.
The Rosemont property is a 144-unit residential community constructed in 1995 and 1996. The Rosemont property is comprised of 10 three-story residential buildings and a leasing office on approximately 5.8-acres. The apartments at the Rosemont property consist of a mix of one, two, and three-bedroom units averaging 963 square feet per unit. Average in-place monthly rent at the Rosemont property was approximately $1,332 as of May 30, 2013. Unit amenities at the Rosemont property include crown molding, ceiling fans, energy efficient lighting, large closets, garden soaking tubs and full-size washer and dryer connections. In addition, select units include brushed nickel hardware and light fixtures, maple cabinetry, stainless steel appliances, microwaves, granite countertops and fireplaces. Property amenities at the Rosemont property include a pool with outdoor kitchen and social area, grilling areas, coffee bar, business center, mediterranean courtyard with fountain, covered parking and garages, dog park and gated access. Occupancy at the Rosemont property was 94% as of May 30, 2013. We have engaged Steadfast Management to serve as the property manager for the Rosemont property.
Acquisition of Watermark at Quail North
On June 12, 2013, we acquired from a third party seller a fee simple interest in a 240-unit multifamily residential community located in Oklahoma City, Oklahoma, known as Watermark at Quail North, or the Quail North property. We acquired the Quail North property through SIR Quail North, LLC, or SIR Quail North, a wholly-owned subsidiary of our operating partnership.
We have initiated the process to re-name the Quail North property to Retreat at Quail North. The Quail North property will be commonly referred to as Retreat at Quail North.
SIR Quail North acquired the Quail North property for an aggregate purchase price of $25,250,000, excluding closing costs. SIR Quail North financed the payment of the purchase price for the Quail North property with a combination of: (1) proceeds from our ongoing public offering and (2) the assumption of an existing mortgage loan from Centennial Mortgage, Inc., subject to the guidelines of the U.S. Department of Housing and Urban Development, in the original principal amount of $16,851,400.
An acquisition fee of approximately $445,000 was earned by our advisor in connection with the acquisition of the Quail North property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Quail North property was 7.15%.
The Quail North property is a 240-unit residential community constructed in 2012. The Quail North property is comprised of three three-story residential buildings and a separate leasing office/clubhouse on a 10-acre site. The apartments at the Quail North property consist of a mix of one, two, and three-bedroom units averaging 987 square feet per unit. Average in-place monthly rent at the Quail North property was approximately $993 as of May 17, 2013. Unit amenities at the Quail North property include gourmet bar kitchens with pendant lighting, black appliances with a built-in microwave, vinyl wood flooring, granite countertops, nine-foot ceilings, private balconies, washer and dryer, faux blinds, garden tubs, walk-in closets and central air conditioning. Property amenities at the Quail North property include a clubroom with televisions, kitchen and coffee bar, conference room, resort style swimming pool, 24-hour fitness center, pet park, resident vegetable garden, poolside entertainment with gas grill and 24-hour maintenance. Occupancy at the Quail North property was 98% as of May 17, 2013. We have engaged Steadfast Management to serve as the property manager for the Quail North property.